Exhibit 4




                         [USA NETWORKS, INC. Letterhead]

FOR IMMEDIATE RELEASE

                 USA NETWORKS, INC. AND TICKETMASTER GROUP, INC.
                 BOARD OF DIRECTORS REACH AGREEMENT IN PRINCIPLE

New York, New York -- March 10, 1998 -- USA Networks, Inc. (NASDAQ: USAI) announced today that it has reached an agreement in principle with the Ticketmaster Group, Inc. (NASDAQ: TKTM) Board of Directors regarding the economic terms of a merger transaction between USAi and Ticketmaster. That agreement, reached after extensive negotiations with a Special Committee of the Ticketmaster board and based on the Special Committee's recommendation, would provide Ticketmaster shareholders with .563 of a USAi share per Ticketmaster share in a tax-free merger transaction. The terms reflect an increase of more than 11% over USAi's October 1997 proposal of .506 of a USAi share, which included a collar which capped the Ticketmaster consideration at $25.30 per share in USAi stock. Based on yesterday's closing price of USAi's stock, Ticketmaster shareholders would receive $29.70 in value per Ticketmaster share, with no collar, versus $25.30 under USAi's initial proposal, an increase of more than 17%. The agreement is subject to negotiation and board approval of definitive documentation, including as to structure, which the parties expect to complete promptly. The merger will also be subject to approval by stockholders of Ticketmaster.

"I am pleased that Ticketmaster's Special Committee and investment bankers were able to negotiate a price for the company that now reflects its fair value," said Fredric D. Rosen, President and Chief Executive Officer of Ticketmaster Group, Inc. "I look forward to working with USAi to complete the transaction in a timely manner, and I will assist them in making a smooth transition."

USA Networks, Inc. is a diversified media and electronic commerce company with assets that include the following: the USA Network; the Sci-Fi Channel; USA Networks Studios, which consists of first-run production & distribution, TV movies & mini-series and network production & development; USA Broadcasting, which includes the USA Station Group and SF Broadcasting; Home Shopping Network and the Internet Shopping Network.

                                    CONTACTS:

PRESS RELATIONS:                                          INVESTOR RELATIONS:
Jennifer Goebel                                           Roger Clark
212-247-5823                                              212-247-0226